NATIONAL LEGAL AND POLICY CENTER - XXX

United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Deere & Company

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Filer of this notice does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of Deere & Company

RE: The case for voting FOR Proposal 04 on the 2025 Proxy Ballot (“Report on Racial and Gender Hiring Statistics”)

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Proposal 04 following the instructions provided on management’s proxy mailing.

The following information should not be construed as investment advice.

Photo credits follow at the end of the report.

National Legal and Policy Center (“NLPC”) urges our fellow shareholders to vote FOR Proposal 04, which it sponsors, on the 2025 proxy ballot of Deere & Company (“Deere” or the “Company”). The “Resolved” clause of the proposal states:

Shareholders request the Company produce a report on statistical differences in hiring across race and gender globally and/or by country, where appropriate, including associated policy, reputational, competitive, operational risks, and risks related to recruiting and retaining talent. The report should be prepared at reasonable cost, omitting proprietary information, litigation strategy, and legal compliance information. Shareholders request the company to present its findings for hiring data dating back to Jan. 1, 2020, and to publish an updated report annually thereafter, at least three months prior to each annual meeting.

Statistical differences across race/gender are defined as the difference between non-

minority/male new hires and minority/female new hires expressed as a percentage of non-minority/male new hires.

Introduction

Though diversity, equity and inclusion (DEI) policies existed before the death of George Floyd and the race riots of 2020, corporations intensified their focus on them afterward. These practices peaked in early 2023, but have since dipped.[1] Deere & Company (“Deere” or the “Company”), wisely, is one of the corporations that have significantly walked back its DEI initiatives, promising the following:[2] [3]

•“We will no longer participate in or support external social or cultural awareness parades, festivals, or events.”

•“Business Resource Groups will be exclusively focused on professional development, networking, mentoring, and supporting talent recruitment efforts.”

•“Auditing all company-mandated training materials and policies to ensure the absence of social motivated messages, while being in compliance with federal, state, and local laws.”

•“Reaffirming within the business that the existence of diversity quotas and pronoun identification have never been and are not company policy.”

The Company rightly scaled back its DEI efforts. The decision aligns with a growing number of similar decisions by corporations4 —including Meta, Amazon, McDonald’s, Boeing, Caterpillar,

1 Taylor Telford. "Corporate Diversity Job Cuts," Washington Post, February 18, 2024, See https://www.washingtonpost.com/business/2024/02/20/corporate-diversity-job-cuts/.

2 Deere & Company, "John Deere Status Update," X (formerly Twitter), July 18, 2024, See https://x.com/JohnDeere/status/1813318977650847944?mx=2.

3 Associated Press, "John Deere Backs Away From Diversity and Inclusion Efforts,” CNN, July 18, 2024, See https://www.cnn.com/2024/07/18/business/john-deere-diversity-inclusion-efforts/index.html.

4 Kate Gibson and Emmet Lyons, "Meta Ends DEI Programs, Joining McDonald’s and Walmart,” CBS News, January 16, 2025, See https://www.cbsnews.com/news/meta-dei-programs-mcdonalds-walmart-ford-diversity/.

Ford, Harley-Davidson, Walmart, Target and many others—which are following suit after a rush to implement racial and inclusivity initiatives in response to immense pressure from ideological activists. In line with this trend, one of President Donald Trump’s first actions after taking office was to sign an executive order ending DEI programs across the federal government.5

But public promises are not enough. They need to be followed by action.

Questions emerge about DEI’s effectiveness and legal standing

On June 29, 2023, the U.S. Supreme Court issued a landmark ruling6 in Students for Fair Admissions (SFFA) v. Harvard, determining that using race as a factor in college admissions was a violation of the Equal Protection Clause of the 14th Amendment. This ruling was not only a pivotal moment for academic institutions, but also sparked intense discussions about the broader implications for corporate DEI programs.

Merely weeks after the decision, on July 13, 2023, the Attorneys General of thirteen states issued warnings to Fortune 100 companies, signaling that the Supreme Court’s ruling could impact DEI initiatives.7 These letters suggested that some DEI programs may conflict with the legal interpretation established under the SFFA decision. This development has led to increased scrutiny of racially discriminatory elements within such programs, leaving businesses grappling with uncertainty about their legality.

Prior guidance that supported certain race-based or diversity-focused employment programs is now being questioned. Companies operating under pre-SFFA legal advice must reevaluate their DEI policies to ensure compliance, while considering whether these programs effectively foster inclusivity, or instead simply perpetuate discrimination.8

For example, in the year following Floyd’s death, some statistics related to corporate hiring practices raised eyebrows about the methods employed under DEI initiatives. The S&P 100 added approximately 300,000 jobs, yet only 6 percent of these roles went to white applicants, even though Americans who identify themselves as white (which includes some with Hispanic

5 White House Communications, "Ending Illegal Discrimination and Restoring Merit-Based Opportunity," The White House, January 21, 2025, See https://www.whitehouse.gov/presidential-actions/2025/01/ending-illegal-discrimination-and-restoring-merit-based-opportunity/.

6 Amy Howe, "Supreme Court Strikes Down Affirmative Action in College Admissions,” SCOTUSblog, June 29, 2023, See https://www.scotusblog.com/case-files/cases/students-for-fair-admissions-inc-v-president-fellows-of-harvard-college/.

7 Kansas Attorney General, “Kobach Leads AG Coalition urging Costco to crease its unlawful DEI practices,” Press Office of Kansas AG Kobach, January 27, 2025, See https://www.ag.ks.gov/Home/Components/News/News/146/1292.

8 Lara A. Flath, David E. Schwartz, Amy Van Gelder, "Corporate DEI Policies Face Scrutiny Following SCOTUS Affirmative Action Decision,” September 2023, See https://www.skadden.com/insights/publications/2023/09/quarterly-insights/corporate-dei-polices-face-scrutiny.

heritage) constitute 76 percent of the U.S. population.9 10 11 These figures stand as prima facie evidence of potential racial discrimination, triggering legal risks for companies whose practices may run afoul of federal equality requirements.

Examples of litigation and financial risks

Such patterns, rather than solving inequities, complicate them. Can organizations champion diversity without inadvertently engaging in discriminatory practices?

The rise in litigation against companies accused of discrimination provides tangible evidence of the risks involved. A recent example involves coffeehouse chain Starbucks, which faced a lawsuit from a white employee alleging racial discrimination. This case concluded with the employee receiving a $25 million settlement in 2023, a stark reminder that such disputes can result not only in legal consequences but also in severe financial and reputational costs.12

These risks have prompted many organizations to reexamine the implementation of DEI programs. Instead of solving entrenched disparities, some initiatives may unintentionally deepen them. And they may nurture perceptions of unfair treatment.

Companies—including Deere—must be proactive in proving their move away from DEI

Corporations need a thoughtful approach to hiring, grounded in principles of fairness, transparency, and accountability. However, “accountability” is the key word here. As more companies abandon DEI, it’s more crucial than ever that they prove to shareholders that this departure is more than lip service.

Deere’s declared commitment to fair treatment and inclusivity, while laudable, does not guarantee transparency or accountability. The use of the Code of Business Conduct to establish expectations for fair treatment and individual merit-based decisions is a positive step. However, without detailed, publicly accessible data on actual hiring practices and outcomes, it is difficult for shareholders and external stakeholders to confidently assess the implementation and impact of these principles.

For example, stating that employees are “accountable” for acting in accordance with the code provides no clear assurance of how accountability is enforced or measured. A report analyzing

9 Bloomberg Analysts, "Black Lives Matter and Corporate Diversity Trends,” Bloomberg, 2023, See https://www.bloomberg.com/graphics/2023-black-lives-matter-equal-opportunity-corporate-diversity/.

10 Luke Rosiak, “Bloomberg Flubs Data For Bombshell Report That Only 6% of New Corporate Hires Are White,” The Daily Wire, September 30, 2023, See https://www.dailywire.com/news/bloomberg-flubs-data-for-bombshell-report-that-only-6-of-new-corporate-hires-are-white.

11 Rebecca Rosenberg, "Starbucks Manager Shannon Phillips Wins $25 Million Lawsuit After Arguing She Was Fired for Being White," Fox Business, June 14, 2023, See https://www.foxbusiness.com/features/starbucks-manager-shannon-phillips-wins-25-million-lawsuit-fired-white-donte-robinson-rashon-nelson.

12 Alexandria Olson, Haleluya Hadero, Anne D’Innocenzio, "As diversity, equity and inclusion comes under legal attack, companies quietely alter their programs,” The Associated Press, January 14, 2024, See https://apnews.com/article/dei-diversity-corporations-affirmative-action-309864f08e6ec63a45d18ca5f25d7540.

statistical differences in hiring would provide a more concrete metric to evaluate whether these values are put into practice effectively.

While Deere asserts that it publishes substantial workforce data, the depth and breadth of this data remain insufficient for a comprehensive analysis of hiring practices. The data included in the Business Impact Report and appendices lack critical context, such as trends in hiring decisions, promotions, and retention rates across demographic groups.

Publishing the EEO-1 report, while valuable, is not necessarily sufficient. The EEO-1 focuses primarily on aggregated data, but it does not provide actionable insights into potential disparities in hiring practices. A more detailed analysis of hiring trends would serve as a complement to existing reports, allowing stakeholders to better understand how hiring practices influence diversity outcomes.

A dedicated report would also allow Deere to identify potential areas of improvement, increasing internal effectiveness and reducing the likelihood of public criticisms or legal challenges. This investment in transparency could yield meaningful, long-term benefits by ensuring stakeholders that Deere is proactively moving from DEI and restoring true fairness to the hiring and retention process.

Other indications from Deere are concerning. It’s worrisome, for example, that Deere continues to include such immutable characteristics as “race, ethnicity, [and] gender” in its evaluation for members of its Corporate Governance Committee, in addition to more germane attributes like “character, skills, [and] experience.”13

There are other examples of companies that have feigned a move away from DEI practices but have not fully followed through. The Boeing Company recently disbanded its DEI department as part of a strategic shift under new CEO Kelly Ortberg, but the employees from the DEI department were reassigned to another human resources team focused on talent and employee experience.14 In this case, simply announcing the dispersing of a DEI department is insufficient if the core functions still go on, only in separate departments.

Instructive for the company is the example of Meta, which abandoned its DEI platform in January of this year.15 Meta’s vice president of human resources, Janelle Gale, noted in a memo to employees that the “legal and policy landscape surrounding diversity, equity, and inclusion is

13 Deere & Company, “Notice of 2025 Annual Meeting & Proxy Statement,” January 10, 2025, Page 12.

14 "Boeing Dismantles Diversity Department," Reuters, October 31, 2024. See https://www.reuters.com/business/aerospace-defense/boeing-dismantles-diversity-department-bloomberg-news-reports-2024-10-31/.

15 Mike Allen and Sarah Fischer, “Exclusive: Meta kills DEI programs,” Axios, January 10, 2025, See https://www.axios.com/2025/01/10/meta-dei-programs-employees-trump.

changing,” and in an interview with Fox Business, she added, “This is ultimately about doing what’s best for our company and ensuring that we are serving everyone and building teams with the most talented people. This means evaluating people as individuals, and sourcing people from a range of candidate pools, but never making hiring decisions based on protected characteristics like race or gender.”16

Creating a hiring report would serve the best interests of Deere’s customer base and shareholders

Deere serves a diverse yet targeted customer base comprising large-scale agricultural, construction, and forestry businesses. This vast network reflects Deere’s product range, which spans tractors, harvesters, precision agricultural tools, and heavy machinery for construction and logging. These industries form the backbone of rural America and align closely with traditions of self-reliance, stewardship, and practical problem-

solving—values that resonate strongly with this demographic. It is therefore no surprise that the Company remains a brand of choice for many conservative-leaning farmers and businesses.

The political leanings of American farmers further cement this alignment. Data on agribusiness political donations reveals a clear trend of support for Republican candidates. During the 2020 election cycle, agribusiness donations to Republicans totaled nearly $98 million, over twice the $46 million given to Democrats.17 This pattern has persisted in subsequent election cycles, with Republicans receiving $41.3 million from agribusiness donors in 2024, compared to $18.5 million donated to Democrats.

With such a politically active and right-leaning customer base, John Deere has a vested interest in aligning its brand image and corporate strategies with these dominant values. Deere’s recent efforts to roll back DEI are in line with its conservative customer base. To further solidify this alignment, Deere could benefit from creating a transparent report on hiring statistics, focusing on a merit-based approach. By emphasizing statistics that showcase productivity and innovation without reliance on DEI programming, Deere would not only address shareholder and customer skepticism of DEI but also position itself as a company that rewards skill and contribution—values that resonate with its conservative clientele.

16 Brooke Singman, "Meta policy chief says decision to end DEI ensures company hires ‘the most talented people,’”  Fox Business, January 10, 2025. See https://www.foxbusiness.com/politics/meta-policy-chief-says-decision-end-dei-ensures-company-hires-the-most-talented-people.

17 "Political Party Gap in Agribusiness Donations Widens," Investigate Midwest, July 24, 2024, See https://investigatemidwest.org/2024/07/24/graphic-political-party-gap-in-agribusiness-donations-continues-to- widen/.

Conclusion

Deere’s decision to scale back DEI initiatives reflects a broader corporate trend driven by growing legal and societal scrutiny. We applaud this move. But while this strategic shift aligns well with its customer base and shareholder interests, the true test lies in the follow-through. Transparent actions are needed to match public commitments, ensuring the company fosters fairness, accountability, and merit-based practices without overstepping legal or ethical boundaries.

To stand out as a leader in this evolving landscape, Deere must prioritize transparency by creating detailed reports on hiring practices and measurable outcomes. This would not only affirm its dedication to fairness but also reinforce the trust of its loyal customers and shareholders.

By addressing these needs proactively, Deere can position itself as a model for companies navigating the complexities of workforce management in an era of shifting legal and cultural expectations.

For this reason, we urge shareholders to vote FOR Proposal 04 on the 2025 proxy ballot of Deere & Company.

Photo credits:

Page 2 – Deere and Company World Headquarters, divirtual/Creative Comm

Page 5 – John Deere tractor, dok1/Creative Commons

Page 6 – Wind farm, Deere and Company

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For questions regarding Deere and Company – Proposal 04 – “Report on Racial and Gender Hiring Statistics,” sponsored by National Legal and Policy Center, please contact Luke Perlot, associate director of NLPC’s Corporate Integrity Project, via email at lperlot@nlpc.org.